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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20o andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

EXHIBIT LIST

Exhibit No.	Description
99.1	Posting Announcement for the Information Document relating to the Recommended Pre-Conditional Cash Acquisition
99.2	Information Document relating to the Recommended Pre-Conditional Cash Acquisition

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2006
COMPANHIA SIDERÚRGICA NACIONAL

	By:	/s/ OTÁVIO DE GARCIA LAZCANO Otávio de Garcia Lazcano Financial Director

FORWARD-LOOKING STATEMENTS

        This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Posting Announcement for the Information Document relating to the Recommended Pre-Conditional Cash Acquisition
99.2	Information Document relating to the Recommended Pre-Conditional Cash Acquisition

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EXHIBIT LIST
SIGNATURE
FORWARD-LOOKING STATEMENTS
EXHIBIT INDEX